**Mercedes-Benz Auto Receivables Trust 2015-1**
**Investor Report**

Collection Period Ended      31-May-2018

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 35 | | | |
| Collection Period (from... to) | 1-May-2018 | 31-May-2018 | | |
| Determination Date | 13-Jun-2018 | | | |
| Record Date | 14-Jun-2018 | | | |
| Distribution Date | 15-Jun-2018 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 15-May-2018 | 15-Jun-2018 | Actual/360 Days | 31 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-May-2018 | 15-Jun-2018 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 369,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 323,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 215,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 441,580,000.00 | 106,730,449.34 | 86,992,366.43 | 19,738,082.91 | 44.698770 | 0.197003 |
| Class A-4 Notes | 157,000,000.00 | 157,000,000.00 | 157,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,505,580,000.00** | **263,730,449.34** | **243,992,366.43** | **19,738,082.91** | | |
| Overcollateralization | 38,608,085.19 | 38,604,702.13 | 38,604,702.13 | | | |
| Adjusted Pool Balance | 1,544,188,085.19 | 302,335,151.47 | 282,597,068.56 | | | |
| Yield Supplement Overcollateralization Amount | 72,757,380.27 | 12,069,810.48 | 11,155,848.04 | | | |
| **Pool Balance** | **1,616,945,465.46** | **314,404,961.95** | **293,752,916.60** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,608,085.19 | 2.50% |
| Target Overcollateralization Amount | 38,604,702.13 | 2.50% |
| Current Overcollateralization Amount | 38,604,702.13 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.390000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.820000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 2.188710% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.340000% | 119,182.34 | 0.269900 | 19,857,265.25 | 44.968670 |
| Class A-4 Notes | 1.750000% | 228,958.33 | 1.458333 | 228,958.33 | 1.458333 |
| **Total** | | **$348,140.67** | | **$20,086,223.58** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 20,496,989.32 | (1) Total Servicing Fee | 262,004.13 |
| Interest Collections | 740,886.96 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 58,723.04 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 106,921.20 | (3) Interest Distributable Amount Class A Notes | 348,140.67 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 19,277.39 | (6) Regular Principal Distributable Amount | 19,738,082.91 |
| **Available Collections** | **21,422,797.91** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| | | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (9) Excess Collections to Certificateholders | 1,074,570.20 |
| **Available Funds** | **21,422,797.91** | **Total Distribution** | **21,422,797.91** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 262,004.13 | 262,004.13 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 348,140.67 | 348,140.67 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 119,182.34 | 119,182.34 | 0.00 |
| thereof on Class A-4 Notes | 228,958.33 | 228,958.33 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 348,140.67 | 348,140.67 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 19,738,082.91 | 19,738,082.91 | 0.00 |
| Aggregate Principal Distributable Amount | 19,738,082.91 | 19,738,082.91 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,860,470.21 |
| Reserve Fund Amount - Beginning Balance | 3,860,470.21 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 3,115.76 |
| minus Net Investment Earnings | 3,115.76 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,860,470.21 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 3,115.76 |
| Net Investment Earnings on the Collection Account | 16,161.63 |
| Investment Earnings for the Collection Period | 19,277.39 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,616,945,465.46 | 51,910 |
| Pool Balance beginning of Collection Period | 314,404,961.95 | 22,876 |
| Principal Collections | 14,056,013.47 | |
| Principal Collections attributable to Full Pay-offs | 6,440,975.85 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 155,056.03 | |
| Pool Balance end of Collection Period | 293,752,916.60 | 22,124 |
| Pool Factor | 18.17% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 2.83% | 2.86% |
| Weighted Average Number of Remaining Payments | 54.86 | 24.63 |
| Weighted Average Seasoning (months) | 10.12 | 43.69 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 291,454,745.32 | 21,997 | 99.22% |
| 31-60 Days Delinquent | 1,597,085.57 | 93 | 0.54% |
| 61-90 Days Delinquent | 566,384.00 | 28 | 0.19% |
| 91-120 Days Delinquent | 134,701.71 | 6 | 0.05% |
| Total | 293,752,916.60 | 22,124 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 155,056.03 | 10 | 14,016,169.56 | 538 |
| Principal Net Liquidation Proceeds | 58,183.79 | | 2,978,747.03 | |
| Principal Recoveries | 104,961.27 | | 6,454,300.93 | |
| Principal Net Loss / (Gain) | (8,089.03) | | 4,583,121.60 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.032%) |
| Prior Collection Period | (0.277%) |
| Second Prior Collection Period | 0.028 % |
| Third Prior Collection Period | (0.123%) |
| Four Month Average | (0.101%) |

**Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance**          0.283%

**Average Net Loss / (Gain)**          8,518.81

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.